Filed pursuant to Rule 424(b)(3)

Registration No. 333-271883

PROSPECTUS SUPPLEMENT
(To the Prospectus dated May 24, 2023)

This prospectus supplement supplements and amends certain information contained in the prospectus supplement dated June 15, 2023. Prior to 9:30 a.m., Eastern Time on September 12, 2025. Cocrystal Pharma, Inc. (the “Company”) and H.C. Wainwright & Co., LLC agreed to terminate the sales of shares of the Company’s common stock under that certain At-The-Market Offering Agreement dated July 1, 2020, as amended (the “Sales Agreement”). As a result of this, the at-the-market offering under the Sales Agreement is no longer ongoing as of September 12, 2025 and we will not make any sales of our common stock pursuant to the Sales Agreement unless and until a new prospectus supplement is filed with the Securities and Exchange Commission; however, the Sales Agreement remains in full force and effect.

PROSPECTUS SUPPLEMENT

H.C. Wainwright & Co.

September 12, 2025